Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results

for the Fourth Quarter and Nine-Month Period Ended

December 31, 2014

4Q14 Total Revenue Up 77.7% YoY to RMB204.7 Million

4Q14 Revenue from Smartphone Business Up 179.7% YoY to RMB181.6 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on March 9, 2015

HANGZHOU, China, March 9, 2015 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application platform in China, today announced its unaudited financial results for the fourth quarter and nine-month period ended December 31, 2014.

Fourth Quarter 2014 Highlights

●	Total revenue increased by 77.7% to RMB204.7 million (US$33.0 million) from RMB115.2 million in the prior year period.

●	Revenue from smartphone business increased by 179.7% to RMB181.6 million (US$29.3 million), or 88.7% of total revenue, from RMB64.9 million, or 56.4% of total revenue in the prior year period.

Highlights for the Nine-Month Period Ended December 31, 20141

●	Total revenue increased by 64.2% to RMB586.0 million (US$94.5 million) from RMB357.0 million in the nine-month period ended December 31, 2013.

●	Revenue from smartphone business increased by 302.0% to RMB492.7 million (US$79.4 million), or 84.1% of total revenue, from RMB122.6 million, or 34.3% of total revenue in the nine-month period ended December 31, 2013.

Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, stated, “Our fourth quarter financial and operational results mark an impressive finish to our fiscal year and demonstrate the strong growth momentum of our business. The progress we made was driven largely by the increasing popularity of our single-player games. Recognizing this trend, we are heightening our focus on single-player games and aim to introduce an expanded selection of these games, from both overseas and domestic game developers, to further enhance our content offering. We are confident that by continuing to introduce and localize innovative mobile games, we will be able to broaden our community, deepen the connection with our grassroots users and expand our market share in 2015 and beyond.”

____________________

1In May 2014, the Company changed its fiscal year-end from March 31 to December 31, effective from the calendar year ended December 31, 2014. For comparison purposes, the Company has included its financial results for the nine-month periods ended December 31, 2014 and December 31, 2013 in this unaudited financial results press release.

Mr. Song continued, “Looking at our financial results, the fourth quarter witnessed continued strong growth in our smartphone business and strong year-over-year growth in total revenue. Specifically, our quarterly revenue from smartphone business reached a historical high of RMB181.6 million, representing approximately 88.7% of total revenue. The biggest contributor to the revenue growth during the period was single-player games, which delivered RMB141.8 million to our top-line and carried an ARPU2 of approximately RMB10.0, accounting for 78.1% of our total smartphone revenue. Having finished 2014 by successfully transitioning our business focus to smartphones, we will continue to focus on growing our user base and improving economies of scale. We are confident in our ability to improve our margins and deliver increased long-term value to our shareholders.”

Fourth Quarter 2014 Financial Results

Total Revenue

Total revenue was RMB204.7 million (US$33.0 million), compared to RMB211.1 million in the third quarter 2014; total revenue increased 77.7% from RMB115.2 million in the prior year period. The year-over-year increase was primarily attributable to the strong growth of the Company’s smartphone business during 2014. The slight sequential quarter-over-quarter decrease was primarily due to the decline in the Company’s feature phone revenue, which was partially offset by the continued growth in smartphone revenue.

Revenue from smartphone business increased 1.7% to RMB181.6 million (US$29.3 million) from RMB178.6 million in the third quarter 2014, or 88.7% of total revenue in the fourth quarter 2014, compared to 84.6% in the third quarter 2014; revenue from smartphone business increased 179.7% from RMB64.9 million in the prior year period. The increase was mainly attributable to the Company’s increasing efforts in publishing single-player games both over the Maopao smartphone platform and through third-party distribution channels.

Smartphone revenue can be further broken down into three categories: “revenue from single-player games”, “revenue from multiplayer games” and “advertising revenue.” Revenue from single-player games increased 1.1% to RMB141.8 million (US$22.8 million) from RMB140.2 million in the third quarter 2014, and increased 295.8% from RMB35.8 million in the prior year period. ARPU for single-player games was RMB10.0. Revenue from multiplayer games were RMB21.4 million (US$3.5 million), compared to RMB24.9 million in the third quarter 2014 and RMB16.6 million in the prior year period. ARPU for multiplayer games was RMB175.8. Advertising revenue increased 35.6% to RMB18.4 million (US$3.0 million) from RMB13.6 million in the third quarter 2014, and increased 47.4% from RMB12.5 million in the prior year period.

__________________________

2 ”ARPU” stands for average revenue per paying user.

Cost of Revenue and Gross Profit

Total cost of revenue decreased 6.6% to RMB162.9 million (US$26.3 million), compared to RMB174.4 million in the third quarter 2014; total cost of revenue was RMB88.0 million in the prior year period.

The discussion and analysis below focuses on non-IFRS cost of revenue, which the Company believes more accurately reflects its operating performance than the IFRS cost of revenue.

Total non-IFRS cost of revenue decreased 6.5% to RMB162.9 million (US$26.3 million) from RMB174.3 million in the third quarter 2014; total non-IFRS cost of revenue was RMB87.7 million in the prior year period.

Non-IFRS cost associated with payments to industry participants decreased 6.9% to RMB155.3 million (US$25.0 million) from RMB166.8 million in the third quarter 2014; non-IFRS cost associated with payments to industry participants was RMB80.9 million in the prior year period. The sequential decrease was primarily attributable to the decreased distribution channel costs resulting from improved efficiency in distribution solutions. The year-over-year increase was primarily due to increased channel costs, which grew largely in line with revenue.

Non-IFRS direct cost was RMB7.6 million (US$1.2 million), compared to RMB7.5 million in the third quarter 2014 and RMB6.9 million in the prior year period. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application stores for smartphones and feature phones. The year-over-year increase in non-IFRS direct cost was due to the Company’s headcount expansion to support its daily operations.

Non-IFRS gross profit increased 13.2% to RMB41.7 million (US$6.7 million) from RMB36.9 million in the third quarter 2014, and increased 52.0% from RMB27.5 million in the prior year period. Non-IFRS gross margin was 20.4%, compared to 17.5% in the third quarter 2014 and 23.8% in the prior year period. The quarter-over-quarter increase in non-IFRS gross margin was mainly attributable to the increase in advertising revenue, which has a higher gross margin. The year-over-year decrease in non-IFRS gross margin was primarily due to the Company’s extension of more favorable revenue sharing arrangements to its smartphone business partners, including handset manufacturers and content providers, as a result of the expansion of the Company’s smartphone user base and further improvements to its smartphone content and application offerings.

Operating Expenses and Profit from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, decreased 8.6% to RMB32.2 million (US$5.2 million) from RMB35.2 million in the third quarter 2014; total operating expenses were RMB28.3 million in the prior year period.

Total non-IFRS operating expenses decreased 1.8% to RMB32.8 million (US$5.3 million) from RMB33.4 million in the third quarter 2014; total non-IFRS operating expenses were RMB25.4 million in the prior year period. The year-over-year increase in total non-IFRS operating expenses was mainly due to the Company’s headcount expansion as well as the increased marketing and promotion expenses to promote the Company’s Maopao platform and products.

Profit from operations increased 505.6% to RMB9.6 million (US$1.5 million) from RMB1.6 million in the third quarter 2014, and increased 906.3% from a loss from operations of RMB1.2 million in the prior year period.

Non-IFRS profit from operations increased 156.2% to RMB9.0 million (US$1.4 million) from RMB3.5 million in the third quarter 2014, and increased 345.4% from RMB2.0 million in the prior year period.

Net Profit

Net profit increased 42.5% to RMB20.8 million (US$3.3 million) from RMB14.6 million in the third quarter 2014, and increased 332.3% from RMB4.8 million in the prior year period. Basic and diluted EPS were RMB0.09 (US$0.02) and RMB0.09 (US$0.02), respectively, which represents the equivalent of RMB0.75 (US$0.12) and RMB0.75 (US$0.12) per ADS, respectively.

Non-IFRS net profit increased 22.2% to RMB20.2 million (US$3.3 million) from RMB16.5 million in the third quarter 2014, and increased 152.0% from RMB8.0 million in the prior year period. Non-IFRS basic and diluted earnings per common share were RMB0.09 (US$0.01) and RMB0.09 (US$0.01), respectively, which represents the equivalent of RMB0.73 (US$0.12) and RMB0.73 (US$0.12) per ADS, respectively.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for the fourth quarter 2014 was 27,749,946 and 27,854,242, respectively.

Common Shares

Sky-mobi had approximately 222.3 million common shares outstanding as of December 31, 2014, or the equivalent of approximately 27.8 million ADSs outstanding.

Other Operating Data

	For the three months ended
In ‘000	September 30, 2014	December 31, 2014

Maopao Platform[3]
Average DNU[4]	500	528
Average MAU[5]	33,000	33,686

Game Distribution

Paying ratio[6]	15.1%	14.1%

Single-player games
Average MPU[7]	4,929	4,725
Average ARPU (RMB)	9.5	10.0

Multiplayer games
Average MPU	49	41
Average ARPU (RMB)	168.5	175.8

Business Outlook

For the first quarter ending March 31, 2015, Sky-mobi expects its total revenue to be in the range of RMB210 million to RMB215 million.

The above represents Sky-mobi’s current projections, which are subject to change.

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3 “Maopao Platform” refers to Sky-mobi’s Maopao-branded smartphone products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community, Maopao Browser, Maopao Assistant and Maopao Desktop.

4 “DNU” stands for daily new users, adjusted to eliminate double-counting of the same user. When calculating the number of users, Sky-mobi considers an individual that uses Maopao products or services on one handset and with one SIM card as one user. By this calculation method, an individual who uses Maopao products on one handset with two different SIM cards, or on two different handsets with one SIM card would be counted as two individual users.

5 “MAU” stands for monthly active users. It refers to the number of users that visit Maopao Platform in a particular month, adjusted to eliminate double-counting of the same user. Average MAUs for a particular period is the average of the MAU during that period.

6 “Paying ratio” equals to average MPU divided by average MAU for a particular period.

7 “MPU” stands for monthly paying user. It represents the number of users that have purchased in-app virtual items or other contents in a particular month, adjusted to eliminate double-counting of the same user. Average MPU for a particular period is the average of the MPU during that period.

Conference Call and Webcast

The Company will hold a conference call on Monday, March 9, 2015 at 8:00 am Eastern Time, or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852 3018-6776
Conference ID:	# 95129916

The replay will be accessible through March 17, 2015 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61 2 90034211
Conference ID:	# 95129916

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenue, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenue is defined as cost of revenue excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenue less non-IFRS cost of revenue.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, impairment loss on investments in associates, impairment of available-for-sale investments, share of results of associates and gain on disposal of an associate, less income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2046 to US$1.00, the exchange rate at December 31, 2014 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:

ICR, Inc.

Chenjiazi Zhong

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended				For the nine months ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenue	115,187	211,138	204,675	32,988	356,987	586,033	94,452
Cost of revenue	(88,042)	(174,362)	(162,936)	(26,261)	(268,429)	(464,438)	(74,854)
Gross profit	27,145	36,776	41,739	6,727	88,558	121,595	19,598

Research and development expenses	(9,441)	(8,866)	(8,042)	(1,296)	(29,525)	(25,943)	(4,181)
Sales and marketing expenses	(8,475)	(10,698)	(10,329)	(1,665)	(26,357)	(31,219)	(5,032)
General and administrative expenses	(14,378)	(15,494)	(14,408)	(2,322)	(43,909)	(46,966)	(7,570)
Other income and expense	3,963	(139)	603	97	3,973	1,481	239
Total operating expenses	(28,331)	(35,197)	(32,176)	(5,186)	(95,818)	(102,647)	(16,544)
(Loss) profit from operations	(1,186)	1,579	9,563	1,541	(7,260)	18,948	3,054

Other gains and losses	4,559	7,965	4,797	773	11,572	18,081	2,914
Impairment loss on investments in associates	-	(1,908)	-	-	(727)	(2,673)	(431)
Impairment of available-for-sale investments	-	-	-	-	(800)	-	-
Share of results of associates	1,838	1,679	6,779	1,093	3,390	8,170	1,317
Gain on disposal of an associate	-	1,000	-	-	-	57,351	9,243
Profit before tax	5,211	10,315	21,139	3,407	6,175	99,877	16,097
Income tax (benefit) expenses	(404)	4,271	(360)	(59)	(6,147)	(1,156)	(186)
Profit for the period	4,807	14,586	20,779	3,348	28	98,721	15,911

Total comprehensive profit for the period	4,807	14,586	20,779	3,348	28	98,721	15,911

Profit and total comprehensive income attributable to: - Owners of the Company	4,879	14,218	21,123	3,403	486	99,008	15,957
- Non-controlling interests	(72)	368	(344)	(55)	(458)	(287)	(46)
	4,807	14,586	20,779	3,348	28	98,721	15,911

Earnings per common share
Basic	0.02	0.06	0.09	0.02	0.00	0.42	0.07
Diluted	0.02	0.06	0.09	0.02	0.00	0.42	0.07

Weight average number of ADS
Basic	29,597,975	29,360,879	27,749,946		29,888,515	28,951,179
Diluted	29,749,796	29,505,205	27,854,242		29,932,056	29,084,667

Weight average number of shares
Basic	236,783,802	234,887,032	221,999,567		239,108,117	231,609,428
Diluted	237,998,367	236,041,638	222,833,933		239,456,446	232,677,337

Unaudited Reconciliations of non-IFRS financial measures
to comparable IFRS financial measures

	For the three months ended				For the nine months ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenue	(88,042)	(174,362)	(162,936)	(26,261)	(268,429)	(464,438)	(74,854)
Less: share-based compensation expenses	306	89	(1)	(0)	593	186	30
Non-IFRS cost of revenue	(87,736)	(174,273)	(162,937)	(26,261)	(267,836)	(464,252)	(74,824)

IFRS gross profit	27,145	36,776	41,739	6,727	88,558	121,595	19,598
Add: share-based compensation expenses	306	89	(1)	(0)	593	186	30
Non-IFRS gross profit	27,451	36,865	41,738	6,727	89,151	121,781	19,628

Total IFRS operating expenses	(28,331)	(35,197)	(32,176)	(5,186)	(95,818)	(102,647)	(16,544)
Less: share-based compensation expenses	2,890	1,826	(609)	(98)	12,634	3,852	621
Total non-IFRS operating expenses	(25,441)	(33,371)	(32,785)	(5,284)	(83,184)	(98,795)	(15,923)

IFRS (loss) profit from operations	(1,186)	1,579	9,563	1,541	(7,260)	18,948	3,054
Add: share-based compensation expenses	3,196	1,915	(610)	(98)	13,227	4,038	651
Non-IFRS profit from operations	2,010	3,494	8,953	1,443	5,967	22,986	3,705

IFRS net profit for the period	4,807	14,586	20,779	3,348	28	98,721	15,911
Add: share-based compensation expenses	3,196	1,915	(610)	(98)	13,227	4,038	651
Non-IFRS net profit for the period	8,003	16,501	20,169	3,250	13,255	102,759	16,562

Non-IFRS earnings per common share
Basic	0.03	0.07	0.09	0.01	0.06	0.44	0.07
Diluted	0.03	0.07	0.09	0.01	0.06	0.44	0.07

Weight average number of shares
Basic	236,783,802	234,887,032	221,999,567		239,108,117	231,609,428
Diluted	237,998,367	236,041,638	222,833,933		239,456,446	232,677,337

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	September 30,	December 31,	December 31,
	2014	2014
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	249,036	204,967	33,035
Term deposits	332,828	282,383	45,512
Investment at fair value through profit or loss	16,094	21,373	3,445
Trade and other receivables	184,771	234,962	37,868
Amounts due from related parties	3,535	5,524	890
Total current assets	786,264	749,209	120,750

Non-current assets
Property and equipment	8,502	8,886	1,432
Investments in associates	47,570	55,748	8,985
Investments in funds	34,053	58,916	9,496
Available-for-sale investments	50	50	8
Other non-current assets	2,983	2,512	405
Deferred tax assets	1,968	2,746	443
Total non-current assets	95,126	128,858	20,769

Total assets	881,390	878,067	141,519

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	210,346	232,747	37,514
Income tax liabilities	5,891	7,029	1,133
Amounts due to related parties	73,481	26,968	4,346
Deferred revenue	4,434	3,767	607
Total current liabilities	294,152	270,511	43,600

Total liabilities	294,152	270,511	43,600

Equity
Share capital	81	81	13
Share premium	597,221	600,147	96,726
Reserves	156,289	152,902	24,643
Deficit	(170,776)	(149,653)	(24,120)
Equity attributable to owners of the Company	582,815	603,477	97,262
Non-controlling interests	4,423	4,079	657
Total equity	587,238	607,556	97,919

Total equity and liabilities	881,390	878,067	141,519